Exhibit 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM LIMITED (Stock Code: 762)
(Incorporated in Hong Kong with limited liability under Companies Ordinance)

CONTINUING CONNECTED TRANSACTION
PROCUREMENT OF CDMA MOBILE HANDSETS

The Guizhou branch of Unicom Huasheng Telecommunications Technology Co., Ltd (Huasheng), an indirect subsidiary of China Unicom Limited (the Company), entered into a framework agreement with the Guizhou branch of China United Telecommunications Corporation (Unicom Group) on 19 December 2006 (the Agreement) for the procurement of CDMA mobile handsets.

As at the date of this announcement, Unicom Group indirectly holds approximately 76.79% of the issued share capital of the Company and is therefore a controlling shareholder and a connected person of the Company under the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Listing Rules). Accordingly, the Agreement constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules. As the relevant percentage ratio in respect of the Agreement falls below 2.5%, the Agreement is exempted from the independent shareholders’ approval requirement, and the Company is only subject to the reporting and announcement requirements under Rule 14A.32 of the Listing Rules.

BACKGROUND

Huasheng has been selling CDMA mobile handsets to Unicom Group since October 2005. For the 11 months ended 30 November 2006, the total consideration for the sale of CDMA mobile handsets from Huasheng to Unicom Group was below 0.1% of the relevant ratios under the Listing Rules. Accordingly, no announcement was required to be made in relation to such arrangement. The Company estimates that the total consideration for the financial year ending 31 December 2006 would fall within the range from 0.1% to 2.5% of the relevant ratios under the Listing Rules. Accordingly, this announcement is made pursuant to Rule 14A.32 of the Listing Rules.

THE AGREEMENT

Date:	19 December 2006

Parties:	Huasheng, Guizhou branch (Seller)
Unicom Group, Guizhou branch (Purchaser)

Transaction:

Seller agreed to sell CDMA mobile handsets to Purchaser pursuant to the Agreement. These handsets would be delivered by Seller to recipients designated by Purchaser from time to time upon the provision of supply notices by Purchaser to Seller specifying, among others, the quantity, model and unit price of the CDMA mobile handsets required and the time of delivery.

Consideration:

The consideration is the aggregate price set out in the supply notices. The Company estimates that the amount of consideration payable by Purchaser to Seller under the Agreement for the year ending 31 December 2006, 2007 and 2008 would be not more than RMB85 million (approximately HK$84 million), RMB140 million (approximately HK$139 million) and RMB180 million (approximately HK$178 million), respectively. The selling prices of the CDMA mobile handsets are determined based on factors including without limitation the cost of the handsets acquired by Seller for sale and the cost in distributing those handsets to recipients designated by Purchaser.

Payment:

Before the 10th calendar day of each month, the parties will confirm the actual sales of the previous month and Purchaser will pay the aggregate purchase price in full by the 30th calendar day of the month (except in the month of February, in which the payment date shall fall on the last calendar day of such month) to a bank account designated by Seller.

Term:	1 January 2006 to 31 December 2008

ANNUAL CAP AND BASIS OF DETERMINATION

For each of the financial years ending 31 December 2006, 2007 and 2008, the total consideration in respect of the Agreement shall not exceed the cap of RMB85 million (approximately HK$84 million), RMB140 million (approximately HK$139 million) and RMB180 million (approximately HK$178 million), respectively.

The caps referred to above are estimated based on factors including without limitation the historical sales volume between Huasheng and Unicom Group, the estimated cost of the handsets acquired by Huasheng for sale to Unicom Group and the estimated costs in distributing those handsets to recipients designated by Unicom Group.

The directors, including the independent non-executive directors, of the Company consider that the caps referred to above are fair and reasonable.

CONNECTED TRANSACTION

Huasheng is a 99.50% indirectly owned subsidiary of the Company. As at the date of this announcement, Unicom Group indirectly holds approximately 76.79% of the issued share capital of the Company and is therefore a controlling shareholder and a connected person of the Company under the Listing Rules. Accordingly, the Agreement constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules. As the relevant percentage ratio in respect of the Agreement does not exceed 2.5%, the Agreement is exempted from the independent shareholders’ approval requirement, and the Company is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules, as provided for under Rule 14A.32 of the Listing Rules. Details of the transactions under the Agreement will be included in the Company’s annual reports and accounts.

REASONS AND BENEFITS FOR THE TRANSACTION

Huasheng was incorporated on 1 July 2005 and is principally engaged in sales of handsets and telecommunication equipment and provision of technical services. The Company believes that the Agreement will enable it to further develop and expand its CDMA mobile handset trading business and will broaden the Company’s revenue base. The Company anticipates that it will be able to secure larger discounts from CDMA mobile handset suppliers and benefit from the resulting economies of scale of the expanded CDMA mobile handset trading business.

The directors, including the independent non-executive directors, of the Company consider that the Agreement, the consideration and the terms thereof are on normal commercial terms and are fair and reasonable and that the Agreement is in the interest of the Company and its shareholders as a whole.

GENERAL INFORMATION

The Company is principally engaged in telecommunications businesses in the People’s Republic of China (the PRC). Unicom Group owns the CDMA network operated by the Company and is principally engaged in telecommunications and related businesses in the PRC.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Jianguo, Yang Xiaowei, Li Zhengmao, Li Gang and Zhang Junan

Non-executive Director:	Lu Jianguo

Independent Non-Executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming

By Order of the Board
CHINA UNICOM LIMITED
CHU KA YEE
Company Secretary

Hong Kong, 19 December 2006